HEMISPHERE ENERGY ANNOUNCES PLAN TO RESTATE AUDITED FINANCIAL INFORMATION
RESULTING IN A REDUCED LOSS FOR YEAR ENDED DECEMBER 31, 2013

TSX-V: HME

Vancouver, British Columbia, April 21, 2015 – Hemisphere Energy Corporation (TSX-V: HME) ("Hemisphere" or the "Company") announces that it has decided to restate certain financial information for the year ended December 31, 2013 (the "2013 Restatement").

The material changes to be included in the 2013 Restatement will affect the Company’s impairment, depletion, and decommissioning costs and will have a positive impact, significantly reducing the Company’s loss in December 2013 by $3.3 million from $3.8 million to $0.5 million.

As a result of the adjustment of impairment and depletion costs due e to the effects of International Financial Reporting Standards and a change in accounting policy applied retrospectively, Hemisphere’s petroleum and natural gas interests increased by $4.0 million. In addition, Hemisphere has incorporated the Alberta Energy Regulator updated decommissioning directive, which resulted in an increase in decommissioning liability of $0.7 million. The 2013 Restatement affects only non-cash items and therefore has no impact on cash flow.

The decision to restate followed an audit review and the impact will be confirmed during the finalization of the Company’s 2014 audited annual financial statements. The 2013 Restatement will be released in conjunction with the upcoming filing of the Company’s audited annual financial statements for the year ended December 31, 2014 which the Company plans to file on April 22, 2015.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on n developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:

Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Dorlyn Evancic, Chief Financial Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.